EXHIBIT (1)


                       COMCAST CORPORATION ANNOUNCES
                  PRIVATE OFFERING OF DEBT SECURITIES OF
                      COMCAST CELLULAR HOLDINGS, INC.


Philadelphia, PA - March 27, 1997: Comcast Corporation announced today that its wholly-owned subsidiary, Comcast Cellular Holdings, Inc. ("Comcast Cellular") intends to offer approximately $900 million of senior notes (the "Notes") in a private placement.

     The notes will be obligations of Comcast Cellular and will not be obligations of, nor guaranteed by, Comcast Corporation. The interest rate and certain other terms of the Notes have not yet been determined. There can be no assurance that acceptable terms will be reached or that the offering will be consummated.

     The private offering of the Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be made in reliance on exemptions from the registration requirements of the Securities Act. The Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act.

     Comcast Cellular anticipates using the net proceeds from the offering to redeem in full all outstanding Series A and Series B Senior Participating Redeemable Zero Coupon Notes Due 2000 of Comcast Cellular Corporation and to repay a portion of the outstanding borrowings under a credit facility of Comcast Cellular Communications, Inc. ("CCCI"). Comcast Cellular Corporation is the direct, and CCCI is an indirect, wholly-owned subsidiary of Comcast Cellular.

     Comcast Corporation is principally engaged in the development, management and operation of wired telecommunications including cable television and telephone services; wireless telecommunications including cellular, personal communications services and direct to home satellite television; and content through principal ownership of QVC, the world's premier electronic retailer, through C3 (Comcast Content and Communication), through majority ownership of Comcast-Spectacor and through other programming investments. The Company's consolidated and affiliated operations serve over ten million customers worldwide.

     Comcast's Class A and Class A Special Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.

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For further information contact:

          John R. Alchin
          (215) 981-7503

          Kenneth Mikalauskas
          (215) 981-7541

          Marlene S. Dooner
          (215) 981-7392